                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                          NEXTLINK COMMUNICATIONS, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.02 par value
                         (Title of Class of Securities)

                                    65333H707
                                 (CUSIP Number)

                                 Joseph L. Cole
                   Executive Vice President & General Counsel
                            Ampersand Holdings, Inc.
                           1301 Santa Barbara Street
                            Santa Barbara, CA 93101
                                  805/963-7301
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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
SCHEDULE 13D

CUSIP No. 65333H707

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wendy P. McCaw

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                            7.      SOLE VOTING POWER
          SHARES
        BENEFICIALLY        8.      SHARED VOTING POWER
          OWNED BY                  9,722,649
         REPORTING
          PERSON            9.      SOLE DISPOSITIVE POWER
           WITH
                            10.     SHARED DISPOSITIVE POWER
                                    9,722,649

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,722,649

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               31.4%

14.     TYPE OF REPORTING PERSON*

               IN


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
SCHEDULE 13D

CUSIP No. 65333H707

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Ampersand Telecom Trust

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               California

                            7.      SOLE VOTING POWER
            SHARES
         BENEFICIALLY       8.      SHARED VOTING POWER
           OWNED BY                 9,722,649
           REPORTING
            PERSON          9.      SOLE DISPOSITIVE POWER
             WITH
                            10.     SHARED DISPOSITIVE POWER
                                    9,722,649

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,722,649

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               31.4%

14.     TYPE OF REPORTING PERSON*

               OO


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
SCHEDULE 13D

CUSIP No. 65333H707

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ampersand Telecom, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                            7.      SOLE VOTING POWER

            SHARES          8.      SHARED VOTING POWER
         BENEFICIALLY               9,722,649
           OWNED BY
           REPORTING        9.      SOLE DISPOSITIVE POWER
            PERSON
             WITH           10.     SHARED DISPOSITIVE POWER
                                    9,722,649

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,722,649

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               31.4%

14.     TYPE OF REPORTING PERSON*

               OO


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
SCHEDULE 13D

CUSIP No. 65333H707

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Gregory J. Parker

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               a [ ]
               b [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                            7.      SOLE VOTING POWER
                                    2,000
          SHARES
       BENEFICIALLY         8.      SHARED VOTING POWER
         OWNED BY
         REPORTING          9.      SOLE DISPOSITIVE POWER
          PERSON                    2,000
           WITH
                            10.     SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .01%

14.     TYPE OF REPORTING PERSON*

               IN


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
SCHEDULE 13D

CUSIP No. 65333H707

        This statement amends and supplements the information set forth in the
Schedule 13D filed by the Prior Reporting Persons (as defined below) with the Securities and Exchange Commission on October 20, 1997, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by certain of the Prior Reporting Persons on November 6, 1997 and Amendment No. 2 to the Schedule 13D filed by certain of the Prior Reporting Persons on June 7, 1998 (the "Schedule 13D"), and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Explanatory Note:

        As a result of executing a NEXTLINK Stock Distribution Agreement (the "Agreement") between Mr. Craig O. McCaw and Mrs. Wendy P. McCaw effective as of November 3, 1997, Eagle River Investments, L.L.C., a Washington limited liability company that is controlled by Mr. McCaw ("Eagle River"), Eagle River, Inc. ("ER Inc."), a Washington corporation, Mr. McCaw and Mr. Dennis Weibling, each a member of Eagle River, may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with Mrs. McCaw, The Ampersand Telecom Trust, Ampersand Telecom LLC and Gregory J. Parker. Eagle River, ER Inc., Mr. McCaw, Mr. Weibling, Mrs. McCaw, The Ampersand Telecom Trust and Mr. Gregory J. Parker are sometimes referred to herein as the "Prior Reporting Persons." Mrs. McCaw, The Ampersand Telecom Trust, Ampersand Telecom, LLC and Mr. Parker are sometimes referred to herein as the "Current Reporting Persons." This statement amends and supplements the information set forth in the Schedule 13D only with respect to the Current Reporting Persons.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        (a) - (c) and (f). Wendy P. McCaw is a United States citizen. Mrs. McCaw's business address is c/o Ampersand Holdings, Inc., 1301 Santa Barbara Street, Santa Barbara, California 93101, Attention: Gregory J. Parker. Mrs. McCaw is a private investor.

        The Ampersand Telecom Trust is a trust created under the laws of California and its principal business address is 1301 Santa Barbara Street, Santa Barbara, California 93101. Wendy P. McCaw, as settlor, formed The Ampersand Telecom Trust on May 12, 1998. Mrs. McCaw is the sole beneficiary of The Ampersand Telecom Trust. The Ampersand Telecom Trust is revocable at the will of Mrs. McCaw. The trustee of The Ampersand Telecom Trust, Gregory J. Parker, may exercise his duties under The Ampersand Telecom Trust only pursuant to the written directions of the beneficiary, Mrs. McCaw. The Ampersand Telecom Trust is engaged in the business of holding investments of Wendy P. McCaw.


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SCHEDULE 13D

CUSIP No. 65333H707

        Ampersand Telecom, LLC is a limited liability company created under the laws of Delaware and its principal business address is 1301 Santa Barbara Street, Santa Barbara, California 93101. Ampersand Telecom LLC was formed on February 19, 1999. The Ampersand Telecom Trust is the Managing Member of Ampersand Telecom, LLC and has the sole right to vote on all matters affecting Ampersand Telecom, LLC. Ampersand Telecom, LLC is engaged in the business of holding investments of Wendy P. McCaw.

        Gregory J. Parker, a United States citizen, is filing this statement in his capacity as the trustee of The Ampersand Telecom Trust. Mr. Parker disclaims beneficial ownership in all securities held by The Ampersand Telecom Trust or Ampersand Telecom, LLC. Mr. Parker is employed as the President of Ampersand Holdings, Inc., which is engaged in the business of holding investments of Wendy
P. McCaw, and his business address is 1301 Santa Barbara Street, Santa Barbara, California 93101. He also serves as a director of the issuer.

        (d) and (e). During the last five years, the Current Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        Ampersand Telecom, LLC obtained beneficial ownership of the securities reported in Item 5 pursuant to a transfer from The Ampersand Telecom Trust to Ampersand Telecom, LLC on February 19, 1999.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        Ampersand Telecom, LLC acquired the securities reported in Item 5 pursuant to a transfer from The Ampersand Telecom Trust. This transfer from The Ampersand Telecom Trust to Ampersand Telecom, LLC was for the purpose of facilitating the administration of the business affairs of Mrs. McCaw. Ampersand Telecom Trust is the Managing Member of Ampersand Telecom, LLC and has the sole right to vote on all matters affecting Ampersand Telecom, LLC.


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
SCHEDULE 13D

CUSIP No. 65333H707

        The Current Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the issuer in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the issuer and the Current Reporting Persons, other opportunities available to the Current Reporting Persons and other considerations.

        From time to time, one or more of the Current Reporting Persons may hold discussions with third parties or with management of the issuer in which the Current Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through
(j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuer's capitalization or dividend policy.

        Except as set forth above, the Current Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

        Each of the Current Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        (a) and (b). (i) Mrs. McCaw may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 92.7% of the Class B Common Stock and 54% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mrs. McCaw may be deemed to share voting power and investment power with Ampersand Telecom, LLC, The Ampersand Telecom Trust, Gregory J. Parker, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. Mrs. McCaw disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 10,120 shares of Class A Common Stock beneficially owned by Mr. McCaw, Eagle River, ER Inc., Mr. Weibling and Mr. Parker.


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
SCHEDULE 13D

CUSIP No. 65333H707

        (ii) The Ampersand Telecom Trust may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 92.7% of the Class B Common Stock and 54% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The Ampersand Telecom Trust may be deemed to share voting power and investment power with Wendy P. McCaw, Ampersand Telecom, LLC, Gregory J. Parker, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. The Ampersand Telecom Trust disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 10,120 shares of Class A Common Stock beneficially owned by Mr. McCaw, Eagle River, ER Inc., Mr. Weibling and Mr. Parker.

        (iii) Ampersand Telecom, LLC may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 92.7% of the Class B Common Stock and 54% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Ampersand Telecom, LLC may be deemed to share voting power and investment power with Wendy P. McCaw, The Ampersand Telecom Trust, Gregory J. Parker, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. Ampersand Telecom, LLC disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 10,120 shares of Class A Common Stock beneficially owned by Mr. McCaw, Eagle River, ER Inc., Mr. Weibling and Mr. Parker.

        (iv) Gregory J. Parker may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 3,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 92.7% of the Class B Common Stock and 54% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mr. Parker may be deemed to share voting power and investment power with Wendy P. McCaw, Ampersand Telecom, LLC, The Ampersand Telecom Trust, Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. Mr. Parker disclaims beneficial ownership of an aggregate of 28,860,901 shares of Class B Common Stock and 8,120 shares of Class A Common Stock beneficially owned by Mrs. McCaw, Ampersand Telecom, LLC, The Ampersand Telecom Trust, Mr. McCaw, Eagle River, ER Inc. and Mr. Weibling.


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
SCHEDULE 13D

CUSIP No. 65333H707

        All percentages contained in this Schedule 13D have been calculated based upon 31,133,502 shares of Class B Common Stock outstanding and 21,232,980 shares of Class A Common Stock outstanding, each as set forth in the issuer's most recent quarterly report on Form 10-Q.

        (c) During the past sixty days, (i) The Ampersand Telecom Trust transferred 9,722,649 shares to Ampersand Telecom, LLC, as further described in Items 4 and 5. There have been no other transactions in shares of Class A Common Stock by the Current Reporting Persons during the past sixty days.

        (d) To the knowledge of the Current Reporting Persons, no person other than each respective owner referred to herein of shares of Class A Common Stock or Class B Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Class A Common Stock and Class B Common Stock, except that the respective members and shareholders, as relevant, of Eagle River, ER Inc. and Ampersand Telecom, LLC have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Class A Common Stock and Class B Common Stock held for their respective accounts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

        The Limited Liability Company Agreement of Ampersand Telecom LLC provides that Ampersand Telecom, LLC may admit nonvoting Class B Members that have contingent specified economic participations in the securities of the Issuer held by Ampersand Telecom, LLC. The Ampersand Telecom Trust, which is controlled by Wendy P. McCaw, is the sole Managing Member of Ampersand Telecom, LLC and holds of all voting interests in Ampersand Telecom, LLC. Gregory J. Parker is a Class B Member of Ampersand Telecom, LLC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and supplemented, with respect to the Current Reporting Persons only, as set forth below:

Exhibit 99.4 Joint Filing Agreement among the Current Reporting Persons, dated effective as of March 15, 1999


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SCHEDULE 13D

CUSIP No. 65333H707

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 1999

                                            /s/ WENDY P. MCCAW
                                            ------------------------------------
                                            Wendy P. McCaw


                                            THE AMPERSAND TELECOM TRUST

                                            By: /s/ GREGORY J. PARKER
                                                --------------------------------
                                                Gregory J. Parker
                                                Trustee


                                            AMPERSAND TELECOM, LLC

                                            By: /s/ GREGORY J. PARKER
                                                --------------------------------
                                                Gregory J. Parker
                                                President


                                            /s/ GREGORY J. PARKER
                                            ------------------------------------
                                            Gregory J. Parker


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